Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Private Equity (Master Fund), LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation		Fee Rate	Amount of Filing Fee

Fees to be Paid			$810,800,000.00	0.0001381		$111,971.48
Fees Previously Paid		$			$

Total Transaction Valuation:			$810,800,000.00
Total Fees Due for Filing:						$111,971.48
Total Fees Previously Paid:
Total Fee Offsets:						0.00
Net Fee Due:						$111,971.48